June 16, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dragonfly Energy Holdings Corp.
Registration Statement on Form S-1
File No. 333-272401

Ladies and Gentlemen:

Dragonfly Energy Holdings Corp. hereby requests that its acceleration request dated June 14, 2023 be withdrawn. Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 with any questions.

Sincerely,

DRAGONFLY ENERGY HOLDINGS CORP.

By:	/s/ Denis Phares
Name:	Denis Phares
Title:	Chief Executive Officer